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                                               February 4, 2005


VIA EDGAR AND OVERNIGHT DELIVERY

Linda Cvrkel
Branch Chief
Securities and Exchange Commission
450 5th Street, N.W.
Judiciary Plaza
Washington DC 20549

         RE:      OUTLOOK GROUP CORP.
                  COMMISSION FILE NO. 000-18815
                  YOUR LETTER OF JANUARY 7, 2005

Dear Ms. Cvrkel:

         This letter responds to the comments which Commission Staff made in its letter dated January 7, 2005 to me as Outlook Group Corp.'s chief financial officer, relating to our response dated December 15, 2004 to questions relating to the OGC Form 10-K for the fiscal year ended May 31, 2004 and its Form 10-Q for the quarter ended August 28, 2004. Comments are made in response to the numbered paragraphs in your letter. For convenient reference, a copy of your letter is attached to the delivered copy of this letter. In this letter, "we" refers to OGC and its management generally.

Comment
   No.                               OGC Response

   1. An analysis of the manufacturing flow and the nature of the delivered item was performed when considering the criteria set forth in paragraph 9 of EITF 00-21. When a supply chain or similar arrangement exists, a client seeks a "single source" supplier that provides a deliverable product. This final delivered product may go through several manufacturing operations (these manufacturing operations are termed "services" in the printing industry). For example, a supply chain direct mail product will flow through the following manufacturing operations or services: prepress, printing, finishing, collating, over-wrapping, addressing and mailing. These print manufacturing operations (or "services") are not billed separately to a client. The client is billed for the delivered item. Therefore, in these situations, the individual manufacturing operations (or "services") do not have value to the client. The value to the client is in the final delivered item. If, in the rare situation that a client would request that only one operation, such as over-wrapping, be performed, then the client would be billed for the final delivered item, which would be an over-wrapped item.



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Linda Cvrkel
December __, 2004
Page 2

         If Commission Staff still has questions regarding this situation, perhaps a conference call would expedite clarification..

   2. Per the contractual arrangement with the Buyer, the Buyer is obligated to provide a formal accounting as of each July 1, 2005, 2006, 2007 and 2008. The Buyer is also obligated to provide quarterly status reports with respect to calculation of any such amounts during the year. It is possible that OGC could owe or be due a payment in a year, but not owe or be due a payment in a subsequent year, so a determination for one year will not necessarily mean that a payment would be owed or due in a subsequent period. Accordingly, we will accrue a penalty or bonus payment when the amounts are reasonably determinable. As of this date we are not aware of any payments that will be due for fiscal year 2005. We have also made a related disclosure in our Form 10-Q filing for the Quarter ended November 27, 2004.

         To further clarify our earlier response, reference was made to FAS 141 and FAS 128 relative to the assumption that there would be contingent proceeds to the sale and that we believe contingently returnable amounts are effectively the same as contingently payable amounts. We concur with staff that paragraph 8 of SFAS No. 5 relates to recording an estimated loss from a loss contingency.

                                      * * *

On behalf of Outlook Group Corp., and as requested in your letter, we acknowledge that:

o Outlook Group Corp. is responsible for the adequacy and accuracy of the disclosure in its filings;

o staff comments or changes in disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

o Outlook Group Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



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Linda Cvrkel
December __, 2004
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         We trust that you will find this letter responsive to your comments.
Please feel free to contact me at (920) 727-8566, or Ken Hallett of Quarles & Brady LLP, our outside counsel, at (414) 277-5345 if you have any questions or need further information.

                                             Very truly yours,

                                             OUTLOOK GROUP CORP.



                                             By:    /s/ Paul M. Drewek
                                                    Paul M. Drewek
                                                    Chief Financial Officer


cc:      Kenneth V. Hallett, Esq.